UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39123

SILVERGATE CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

4250 Executive Square, Suite 300
La Jolla, CA 92037

Tel: (858) 362-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share
Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A
(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.01 per share
Depositary Shares, Each Representing a 1/40th Interest in a Share of 5.375% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock: 260
Depositary Shares: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Silvergate Capital Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SILVERGATE CAPITAL CORPORATION

Date: May 22, 2023	By:	/s/ Alan J. Lane
		Name:	Alan J. Lane
		Title:	Chief Executive Officer